FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 31th of January, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our Registration Statements on Form S-8 and Forms F-3 filed with the Securities and Exchange Commission (Registration No. 333- 127467, Registration No. 333-126774 and Registration No. 333-129291, respectively).

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CONTENTS

The following documents, which are attached hereto, relating to the Registrant and to the acquisition by the Registrant of Microelectronica Española S.A.U. are incorporated by reference herein:

99.1	Unaudited pro forma condensed combined financial statements of M-Systems Flash Disk Pioneers Ltd. for the nine months ended September 30, 2005.

99.2	Unaudited interim financial statements of Microelectronica Española S.A.U. for the nine month period ended September 30, 2005.

99.3	Audited financial statements of Microelectronica Española S.A.U. for the year ended December 31, 2004.

99.4	Consent of Russell Bedford España

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	January 31, 2006	By:	/s/ Donna Gershowitz
General Counsel

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